UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 6, 2020

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

200 East Randolph Drive	
Chicago, Illinois	**60601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(312) 565-5700

Former name or former address, if changed since last report:
Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On February 6, 2020, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the year ended December 31, 2019. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations? any statements of belief? and any statements of assumptions underlying any of the foregoing.These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, maintaining compliance with regulatory and statutory requirements (including relating to the Bank's dividend payments and retained earnings), a decrease in the Bank's levels of business which may negatively impact its results of operations or financial condition, the reliability of the Bank's projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, the Bank's ability to protect the security of its information systems and manage any failures, interruptions, or breaches, uncertainties relating to the potential phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Member Letter dated February 6, 2020

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: February 6, 2020   By: /s/ Roger D. Lundstrom

Roger D. Lundstrom

Executive Vice President and Chief Financial Officer

Exhibit 99.1

February 6, 2020

To Our Members:

During 2019, the Federal Home Loan Bank of Chicago remained focused on providing value to you, our members, in the products, programs, solutions, and services that we offer. As your member-owned and member-focused cooperative, we strive to support the needs of our members to help you to improve your net income or mitigate your interest-rate risk in an increasingly competitive landscape. We are pleased to share with you many of the year's highlights in which we supported you and your communities.

Member Product and Program Use
In 2019, 84% of our member institutions used at least one of our core product offerings-advances, letters of credit, or Mortgage Partnership Finance® (MPF®) Program products-or participated in our competitive Affordable Housing Program (AHP) or Downpayment Plus® (DPP®) Programs. Below is a recap of member product and program use in 2019.

- **Advances outstanding:** At year-end 2019, 366 members had advances of $50.5 billion, down 4% from year-end 2018.
- **Letters of Credit:** At year-end 2019, 211 members had letters of credit outstanding of $23.9 billion, down 2% from year-end 2018.
- **MPF loans outstanding:** At year-end 2019, MPF loans outstanding on our balance sheet were $10.0 billion, up 41% from year-end 2018.
- **Competitive AHP:** In 2019, $27.7 million was awarded through our competitive AHP to help finance 50 affordable housing projects consisting of 2,671 housing units located primarily in Illinois and Wisconsin.
- **DPP:** In 2019, 192 members reserved more than $19 million in DPP grants on behalf of 3,421 homebuyers in your communities.

Reducing the Cost of Advances with the Activity Stock Dividend
In connection with announcing our dividend levels for the third quarter of 2019, we began providing dividend guidance for Class B1 activity stock for the subsequent two quarters to assist you in planning your advance activity with us. We plan to continue to share dividend guidance in this manner going forward, subject to quarterly evaluation by our Board of Directors. We use the activity stock dividend as one way in which you receive value from your membership as it rewards members that support the entire cooperative by borrowing from the Bank.

We maintained rates on both dividends in the fourth quarter of 2019 and in forward guidance even as the Federal Reserve reduced rates, providing additional value to all of our members.

On October 31, 2019, we discontinued the automatic weekly repurchase of excess stock. This change enables members to retain excess stock which, for many members, simplifies managing stock balances and provides a dividend benefit on the excess membership stock. Members can request repurchases of their excess stock at any time.

Providing Opportunities Through Member Events
In 2019, our conferences saw record attendance which speaks to the value you obtain from the educational content, distinguished speakers, and networking opportunities of these events. We began 2020 events by hosting an FHLBank System Community Development Financial Institution Forum in January. This spring, MPF workshops begin on March 17 and AHP workshops launch on April 15. Our annual member meetings are scheduled as follows:

- Thursday, March 19 - Green Bay, Wisconsin
- Friday, March 20 - Madison, Wisconsin
- Friday, March 27 - Rosemont, Illinois
- Tuesday, March 31 - O'Fallon, Illinois
- Wednesday, April 1 - Springfield, Illinois

Visit fhlbc.com/events for a list of events and to register for an upcoming meeting or workshop.

Expanding Your Borrowing Capacity and Accepting of eNotes as Collateral
This past July, changes were implemented to maximize your collateral value and support your borrowing capacity. Our collateral eligibility guidelines were updated to provide value for previously ineligible collateral categories, such as special purpose commercial real estate, and provide partial value for various loan attributes that previously rendered collateral as ineligible. These enhancements led to a significant increase in member collateral capacity. As we look ahead to this year and how we will continue to expand your collateral capacity and make borrowing easy, we have been developing a solution with the other Federal Home Loan Banks (FHLBanks) to accept eNotes as collateral. We anticipate the acceptance of eNotes as collateral becoming available for our members later this year.

Sharing Legislative News from the District
In November 2019, with substantial help from the Wisconsin Bankers Association, and the support of the Wisconsin Credit Union League, legislation was enacted in Wisconsin eliminating the restriction on the amount of collateral that Wisconsin state banks can pledge when borrowing from an FHLBank and removed the 20 year limit on advances to state banks from an FHLBank. This change allows Wisconsin members to better manage borrowing capacity. We thank everyone involved for your support of this legislation that allows us to better serve you and your communities.

Preparing for the LIBOR Transition

Throughout 2019, the financial markets continued preparing for the anticipated phase-out of the

London Interbank Offered Rate (LIBOR) by the end of 2021. Acknowledging the importance of this transition, all FHLBanks are working to prepare for the transition, and we recommend our members consider how you will do the same. We will continue to monitor the financial markets, respond to guidance from the FHFA, provide you alternative floating-rate products not tied to LIBOR such as our Discount Note advance, and share information with you through our LIBOR Transition resource webpage.

Delivering an Exceptional Member Experience
As a cooperative, we are dedicated to delivering the highest value to our members and providing a seamless borrowing experience when transacting with the Bank. This past year was an exciting time of discovery as cross-department teams identified how we can enhance your borrowing experience to reduce processing time, enhance eBanking, and expand the products available to transact online. Toward the end of the first quarter of 2020, you will see these enhancements when conducting business with us through eBanking. We look forward to developing ways to improve your borrowing experience through new and more intuitive technology.

Welcoming Our New Chair and Vice Chair of the Board of Directors
We are pleased to welcome John K. Reinke as Chair and James T. Ashworth as Vice Chair of the Board of Directors. We look forward to their leadership during an exciting, transformative period for the Bank and we would like to extend our sincere appreciation to Michael G. Steelman for his outstanding leadership and service to our members as Chair from 2018-2019.

Becoming a Leader in Diversity and Inclusion
We recognize the communities you serve in Illinois and Wisconsin are becoming increasingly diverse and we believe our Bank should reflect the diverse perspectives of our members and offer products and services tailored to the communities you serve. Our commitment to make our Bank a leader in diversity and inclusion led the Board of Directors, Executive Team, and a group of our employees to attend our second Cultural Exploration this past November in Chicago's Latino communities.

In the Humboldt Park community we explored The National Museum of Puerto Rican Arts & Culture, along Division Street we experienced the Paseo Boricua, and in Pilsen we visited the National Museum of Mexican Art. While spending time in these neighborhoods steeped in rich Latino culture, we met with local business and community leaders and policy advocates to learn more about their experiences.

Cultural Explorations are just one of the ways we're creating a diverse and inclusive culture at the Bank. I recently signed the CEO Action for Diversity and Inclusion Pledge; this pledge has been taken by over 800 CEOs across the nation who believe diverse teams and inclusive behaviors are essential to a strong organization. We are joined together on a commitment to enhance diversity and inclusion in our organizations, share best practices, and participate in a Day of Understanding, which happens to be taking place at our Bank today and tomorrow. I invite you to learn more about the CEO Action for Diversity and Inclusion Pledge, and we look forward to continuing to share insights from our journey of building a diverse and inclusive organizational culture.

Investing in Your Communities

Deepening our support of your local communities through products, programs, and awards that drive economic development, expand capacity and lending capital, rebuild after natural disasters, and support community leaders is central to our mission. Here is a recap of those efforts in 2019.

- **Community Small Business Advance:** The Community Small Business Advance enables our members to support your local economy and community revitalization efforts in income-eligible communities. In 2019, $1.5 million in interest-rate subsidy was reserved, representing $14.4 million in anticipated lending to small businesses.
- **Community First® Capacity-Building Grant Program:** In 2019, more than $250,000 was awarded through the Community First Capacity-Building Grant Program. These grants help participating members strengthen a nonprofit lender's financial position, operational efficiency, and/or human capital in support of their economic development and affordable housing activities in Illinois and Wisconsin.
- **Community First Disaster Relief Program:** In 2019, we committed $500,000 in response to FEMA-declared disasters in Illinois and Wisconsin. Since the program's inception in 2013, we have awarded over $1.5 million in disaster relief funding.
- **Community First Fund:** We committed $47.5 million of the $50 million revolving Community First Fund by year-end 2019 as part of our ongoing effort to directly fund community development financial institutions and community development loan funds.
- **Community First Awards:** In 2019, we awarded $40,000 in Community First Awards to recognize outstanding achievements of our members and their local partners in the communities they serve. Award recipients included an innovative home loan program, leaders in affordable housing and sustainable homeownership, and a development that revitalized a neighborhood through affordable housing and economic development.

2019 Financial Highlights

Throughout 2019, we continued to be a reliable source of funding and liquidity by providing a robust suite of products and programs to meet your business needs. Selected financial data is below. For more details, please refer to the Condensed Statements of Income and Statements of Condition here. The financial results discussed are preliminary and unaudited. We expect to file our 2019 Annual Report on Form 10-K with the Securities and Exchange Commission (SEC) next month. You can access it on our website, fhlbc.com, or through the SEC's reporting website.

- We recorded **net income** of $300 million in 2019 compared to $303 million in 2018.
- **Net interest income** for 2019 was $458 million, which included $3 million of income from available-for-sale (AFS) investment security prepayments during the period. For

2018, net interest income was $513 million, which included $32 million of income from AFS investment security prepayments during the period. The decrease in net interest income for 2019 was primarily the result of the decrease in the AFS prepayment fees.

- **Noninterest income** increased by $84 million to $100 million in 2019 compared to $16 million in 2018, primarily due to instruments held under fair value option, which increased by $54 million, from a loss of $19 million in 2018 to a gain of $35 million in 2019. Net gains on trading securities and derivatives increased $24 million combined from 2018 to 2019.
- **Noninterest expense** was $223 million for 2019 compared to $191 million for 2018, primarily driven by an increase in employee compensation and benefits, and planned operating expenses related to information technology and business resiliency.
- **Total assets** were $99.8 billion at year-end 2019 compared to $92.9 billion at year-end 2018, due to strong growth in liquidity assets to continue to meet the needs of members during all economic cycles, along with MPF loan growth.
- **Total investment securities** increased 8% in 2019 to $23.1 billion, as we increased our purchase of Treasury securities and mortgage-backed securities.
- **Retained earnings** were $3.8 billion at year-end 2019, up from $3.5 billion at year-end 2018, and we remained in compliance with all of our regulatory capital requirements as of year-end 2019.

We had an outstanding year in support of our members and your communities. We look forward to continuing to serve you in 2020. Thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Matt Feldman
President and CEO

Forward-Looking Information: This publication contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations? any statements of belief? and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, maintaining compliance with regulatory and statutory requirements (including relating to our dividend payments and retained earnings), a decrease in our levels of business which may negatively impact our results of operations or financial condition, the reliability of our projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, our ability to protect the security of our information systems and manage any failures, interruptions, or breaches, uncertainties relating to the potential phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at fhlbc.com. We assume no obligation to update any forward-looking statements made in this publication. The financial results discussed in this publication are preliminary and unaudited. "Community First," "Downpayment Plus," "DPP," "Mortgage Partnership Finance," and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

FHLB Chicago | Federal Home Loan Bank of Chicago

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	December 31, 2019		December 31, 2018		Change
Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell	$	15,815	$	11,407	39 %
Investment securities		23,096		21,305	8 %
Advances		50,508		52,628	(4)%
MPF Loans held in portfolio, net of allowance for credit losses		10,000		7,103	41 %
Other		408		414	(1)%
Assets	$	99,827	$	92,857	8 %
Consolidated obligation discount notes	$	41,675	$	43,166	(3)%
Consolidated obligation bonds		50,474		42,250	19 %
Other		2,224		2,152	3 %
Liabilities		94,373		87,568	8 %
Capital stock		1,713		1,698	1 %
Retained earnings		3,770		3,536	7 %
Accumulated other comprehensive income (loss)		(29)		55	(153)%
Capital		5,454		5,289	3 %
Total liabilities and capital	$	99,827	$	92,857	8 %
Member standby letters of credit - off balance sheet	$	23,851	$	24,306	(2)%

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the year ended December 31,							
	2019		2018		Change	2017		Change
Interest income	$	2,635	$	2,315	14 %	$	1,558	49 %
Interest expense		(2,177)		(1,802)	21 %		(1,075)	68 %
Net interest income		458		513	(11)%		483	6 %
Noninterest income		100		16	525 %		44	(64)%
Noninterest expense		(223)		(191)	17 %		(174)	10 %
Income before assessments		335		338	(1)%		353	(4)%
Affordable Housing Program assessment		(35)		(35)	— %		(36)	(3)%
Net income	$	300	$	303	(1)%	$	317	(4)%
Average interest bearing assets	$	97,087	$	92,136	5 %	$	82,469	12 %
Net interest income yield on average interest earning assets		0.47%		0.56%	(0.09)%		0.59%	(0.03)%